TRENT

RECEIVED

2008 APR 16 P 5:

OFFICE OF INTER... CORPORATE...

4 April 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref. RJ

08001760


SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to linda.goodwin@stplc.com

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	03-Mar-2008	✓				✓	Filed with SEC on 3 March 2008
88(2) - Various - 7,849shares	Co House Forms	10-Mar-2008		✓				
Issue of Debt	SE Announcement	11-Mar-2008	✓				✓	Filed with SEC on 11 March 2008
Publication of Final Terms	SE Announcement	11-Mar-2008	✓				✓	Filed with SEC on 11 March 2008
288b Director Resigned (John Smith)	Co House Forms	14-Mar-2008		✓				
288a Director Appointed (Baroness Noakes)	Co House Forms	14-Mar-2008		✓				
288a Director Appointed (Martin Lamb)	Co House Forms	14-Mar-2008		✓				
Director Declaration	SE Announcement	17-Mar-2008	✓				✓	Filed with SEC on 17 March 2008
Director Declaration	SE Announcement	17-Mar-2008	✓				✓	Filed with SEC on 17 March 2008
Director / PDMR Shareholding	SE Announcement	17-Mar-2008	✓				✓	Filed with SEC on 17 March 2008

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2008 APR 16 P 5: 11

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,625	540	1,967
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 10/03/2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Equiniti Limited, Highdown House Yeoman Way, Worthing West Sussex. BN99 3YY ESP/Allotment Team/BOD/8837 Tel: 01903 833692 Fax: 01903 833277 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,272	445	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	823p	1172p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address See attached list Postcode	Class of shares allotted Ordinary	Number allotted 7,849
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **7,849**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 10/03/2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query..

Equiniti Limited,
Highdown House
Worthing,
West Sussex.
BN99 3YY

ESP/Allotment Team/bod/9004

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange


Companies House
for the record

288b (ef)

Termination of Appointment of a Director or Secretary


XNNZ4Y08

Company Name: **SEVERN TRENT PLC**

Company Number: **02366619**

Received for filing in Electronic Format on the: **14/03/2008**

Resignation Details

Position: **DIRECTOR** *Date of resignation:* **29/02/2008**

Name: **MR JOHN BARRY SMITH**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **14/03/2008** *Authenticated:* **Yes (E/W)**



Companies House
— for the record —

288a (ef)

Appointment of a Director or Secretary

Company Name: **SEVERN TRENT PLC**

Company Number: **02366619**

Received for filing in Electronic Format on the: **14/03/2008**

New Appointment Details

Position: **DIRECTOR** *Date of Appointment:* **29/02/2008**
Name: **BARONESS SHEILA VALERIE NOAKES**

Consented to Act: **YES**
Usual Residential Address: **CHURCH HOUSE HIGH STREET**
GOUDHURST
UNITED KINGDOM

Date of Birth: **23/06/1949** *Nationality:* **BRITISH**
Occupation: **CHARTERED ACCOUNTANT**
Other Directorships:

02294875 **CARPETRIGHT PLC**

00115408 **EASTBOURNE COLLEGE (INCORPORATED)**

00426792 **ENGLISH NATIONAL OPERA**

01894178 **GOUDHURST HOUSE (MANAGEMENT) LTD**

00218019 **HANSON PLC**

01345670 IMPERIAL CHEMICAL INDUSTRIES PLC

01812511 JOHN LAING PLC

03805979 REUTERS FOUNDERS SHARE COMPANY LIMITED

02537035 S THREE PLC

THE SOCIAL MARKET FOUNDATION

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **14/03/2008** *Authenticated:* **Yes (E/W)**


Companies House
— for the record —

288a (ef)

Appointment of a Director or Secretary



Company Name: **SEVERN TRENT PLC**

Company Number: **02366619**

Received for filing in Electronic Format on the: **14/03/2008**

New Appointment Details

Position: **DIRECTOR** *Date of Appointment:* **29/02/2008**
Name: **MR MARTIN JAMES LAMB**

Consented to Act: **YES**
Usual Residential Address: **PACKWOOD HALL GLASSHOUSE LANE
PACKWOOD
SOLIHULL
UNITED KINGDOM
B94 6PU**

Date of Birth: **07/01/1960** *Nationality:* **BRITISH**
Occupation: **DIRECTOR OF COMPANIES**
Other Directorships:

01500842 AEA INVESTORS (UK) LIMITED

00713735 IMI CORNELIUS GROUP LIMITED

00209251 IMI KYNOCH LIMITED

04421176 IMI OVERSEAS INVESTMENTS LIMITED

01099323 IMI VISION LIMITED

01507994 POLYPIPE BUILDING PRODUCTS LIMITED

02025003 ROBIMATIC LIMITED

THE CITY TECHNOLOGY COLLEGE, KINGSHURST

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **14/03/2008** *Authenticated:* **Yes (E/W)**

END